Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-           )

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a transcript of an investor call held by Ardagh Group S.A. on Tuesday, February 23, 2021.

Conference Title:     Ardagh — Investor Call

Date:                            23 February 2021

Conference Time:    10:00 (UTC-05:00) Eastern Time (US & Canada)

Operator:               Good day and welcome to the Ardagh investor call. Today’s conference is being recorded. At this time, I would like to turn the presentation over to Mr. Paul Coulson, chairman and CEO. Please go ahead, sir.

Paul Coulson:       Welcome everybody. Thanks for joining us today to discuss our announcement regarding the proposed listing of Ardagh Metal Packaging, our beverage can business, via a merger with Gores Holdings V SPAC. On the call with me today are David Matthews, our CFO; Shaun Murphy, our COO; Oliver Graham, who’s CEO of our beverage business and John Sheehan, our Corporate Development & Investor Relations Director. Our remarks will, as usual include certain forward-looking statements. These reflect circumstances at the time they’re made, and the company expressed these disclaims any obligation to update or revise any forward-looking statements. Actual results and their outcomes may differ materially from those that may be expressed or implied due to a wide range of factors in tuning those set out in our SEC filings and news releases.

Before commencing, we would direct you to the Ardagh/Gores Holdings V press release issued earlier today in relation to this transaction. And this will be filed with the SEC today and there will also be an SEC filing by Gores Holdings. These documents contain information regarding the use of non-GAAP financial measures, our forward-looking statements, our intention to file a registration statement on form F-4, which will include a prospectus  and a proxy statement to be filed by Gores Holdings V, and contain important information about our metal packaging business, Gore Holdings V and the proposed transactions, including a discussion of the risks that could affect the proposed transactions.

Copies of the registration statement, the Gores Holdings V proxy statement and other documents filed with the SEC related to the proposed transactions will be available free of charge on the SEC website. This conference call is for informational purposes only and shall not constitute an offer to buy or sell any securities or a solicitation of any vote in any jurisdiction in which the offer, sale or solicitation would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

So having made those initial comments let’s turn to the transaction.

Earlier today, we announced a definitive agreement to combine our beverage can business with the Gores Holdings V SPAC. This agreement will see the beverage can business of Ardagh Group SA apply to be separately listed on the New York Stock Exchange where it will trade as Ardagh Metal Packaging, or AMP, under the ticker, AMPB. Ardagh will have voting and management control of AMP, with the business continuing to be led by Oliver Graham as CEO. I will chair AMP and Shaun Murphy will be vice chair. The board of AMP will include executives of Ardagh and seven non-executive directors, including two representatives from Gores.

So what about the business? AMP comprises our beverage can business in its entirety. 23 plants across Europe, where there are 12 and the Americas, where there are 11, employing almost 5,000 people. It is the second largest player in the European beverage can market and the third largest in each of North America and Brazil. AMP had revenue and adjusted EBITDA of 2020 of $3.5 billion and $545 million respectively. AMP is well-advanced in its $1.8 billion expansion program and, on completion of this program, AMP expects its EBITDA to double from last year’s $545 million to more than $1.1 billion in 2024. On signing of the transaction, the enterprise value of AMP is approximately $8.5 billion, with the company having net financial debt of approximately $2.3 billion, which represents 3.3 times 2021 pro forma EBITDA.

Turning to the key terms of the transaction, Ardagh will receive $3.4 billion in cash from the deal as well as retaining an 80% stake in AMP. The transaction values AMP at approximately 13 times 2021, estimated EBITDA and at approximately 10.5 times 2022 estimated EBITDA. AMP will remain a core business for Ardagh, which will be a committed long-term majority shareholder. Ardagh’s 80% stake in AMP is valued at $4.9 billion under the terms of this transaction.

The $3.4 billion payable to Ardagh will be funded by $2.3 billion from new debt to be raised by AMP and $1.1 billion in equity made up of $525 million from the SPAC and a further $600 million equity placed with a range of institutional and other investors.

These investors will, together with Gores Group, the sponsors of the SPAC, own the remaining 20% of AMP’s equity. AMP will later this week launch secured and unsecured green bond offerings in the US and European high yield markets, and will have a balanced capital structure, slightly tilted towards unsecured debt.

As mentioned earlier, detailed financial and other information on AMP and on the transaction have been filed with the SEC earlier today.

Turning to use of proceeds from the deal, to facilitate the merger with Gores V, Ardagh will designate AMP as an unrestricted subsidiary; this will enable AMP to raise its own capital structure. We intend to repay some $2 billion of our existing debt and, subject to market conditions, we expect to call the remaining $800 million of our 6% 2025 unsecured notes, with the balance expected to be applied to mainly reduce US dollar secured debt. The balance of $1.4 billion will be retained for general corporate purposes, including shareholder distributions.

Following closing of the business combination, Ardagh currently intends to offer holders of its Class A common shares the opportunity to exchange their Class A common shares for consideration, which may include a portion of Ardagh’s holding on AMP. Following any such transaction involving AMP shares, Ardagh’s ownership in AMP would decrease to below 80%, with a corresponding increase in the public float of AMP. The timing and terms of any such transaction, if effected at all, has not been determined at this point.

Before I move on to questions, let me briefly outline our rationale for today’s transaction, as well as how we view AMP’s positioning. Since acquiring the beverage can business in mid-2016, with the $3 billion cash acquisition of the Ball and Rexam divested assets, we have integrated two distinct businesses into a united network and focused on growth and customer service.

We’ve also significantly enhanced the mix of the business, notably in North America, where we have established and grown leading positions in some of the beverage sector’s fastest growing categories.

We have consistently invested in the business over the last number of years and, as  mentioned earlier, we are currently executing a $1.8 billion multi-year investment program designed to double via organic growth AMP’s adjusted EBITDA to over $1.1 billion by 2024. This will involve increasing our beverage can volumes by over 50% of the period to 2024, thereby enabling AMP to capitalize on the long-term consumer mega trends and substrate shifts in each of its markets.

We believe that this transaction releases previously under-recognized value from within Ardagh and that the newly listed AMP is ideally positioned to deliver excellent returns for stakeholders over the medium and long term, for multiple reasons.

Firstly, AMP is one of the world’s leading producers of beverage cans and is a pure play on secular beverage can growth with major reach and scale. It has a great mix of business, both end markets and customers, and an excellent reputation for quality and service.

Secondly, each of AMP’s markets are projected to deliver strong growth over the medium and long-term horizons driven by growth trends such as convenience, innovation and sustainability, as well as structural shifts such as the Brazilian beer market’s move from returnable glass package to one-way can packaging.

AMP has a well-defined roadmap to organically doubling adjusted EBITDA by 2024. Its growth program is de-risked by having all of the new output already sold under long-term customer contracts, and by our policy of locating most of the expansion projects in, or nearby, existing AMP facilities.

This program is well on track. Also, given the pipeline of potential opportunities we are currently seeing, we are targeting continued strong growth in EBITDA and free cash flow generation in the years beyond 2024.

AMP will also operate with moderate leverage, expected to be in the three to 3.5 times adjusted EBITDA range, and the Company will require no further equity to fund its  business growth investment of $800 million in 2021, $600 million in 2022 and $200 million in each of 2023 and 2024.

AMP’s free float will also be meaningful, with 20% on completion of the transaction with a value of some $1.2 billion, together with the potential to increase to some 25% following any exchange offer that might be made by Ardagh as mentioned by me previously.

Finally, as a producer of sustainable, infinitely recyclable, and currently recycled packaging, AMP has impeccable ESG credentials. AMP will continue to benefit from Ardagh’s leading global glass packaging presence, with the two businesses continuing to enhance each other’s customer relationships.

On completion of the transaction, which is expected in late May, Ardagh will own an 80% majority stake in AMP, 100% of Ardagh Glass packaging and a 42% stake in Trivium.

So, to conclude these remarks, we’re delighted to have agreed today’s transaction, which brings into sharp focus the value and strength of Ardagh’s businesses, especially our leading global presence in beverage cans, and lays the ground for the exciting organic growth journey ahead for AMP.

Having said that, we’d be delighted to take any questions that you may have.

Operator:               And if you would like to ask a question, please signal by pressing star one on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. That is star one if you would like to ask a question and we’ll take our first question from Mike Leithead with Barclays.

Mike Leithead:    Great, thanks and good morning guys, and congrats on getting the deal done this morning. I guess just one question from my end, if you think about the value today in beverage cans —

Paul Coulson:       Yes. I can hear you now. Sorry, I couldn’t hear you.

Mike Leithead:    No worries at all. Good morning and congrats on getting the deal done today. I guess my only question was, if you look at the value today, you guys got for the beverage can, and we kind of look at the pro forma of Ardagh Group, it seems pro forma for that transaction — Ardagh shares are  probably still trading in a meaningful discount to some of the pure play glass competitors. So how do you, I guess think about the future of Ardagh’s public equity, or if shares does stay in this range, would you consider kind of buying in the Class A shares if they trade at this value?

Paul Coulson:       I think that if there were to be, I mentioned earlier in my comments a possible exchange offer. Clearly, if there were to be an exchange offering, which would involve the switching of people from ARD shares into AMP shares, in part or whatever way that pans out, then I think the consequences of that will be that Ardagh would be de-listed and become a private company owning the stake in a public AMP. So, I think that, if there is to be an exchange offering, then that’s the likely consequences of any successful exchange offering.

Mike Leithead:    Great, thank you.

Operator:               We’ll take our next question from Arun Viswanathan with RBC Capital Markets.

Arun Viswanathan:     Great, thanks for taking my question. Congratulations on the deal. I guess I just wanted to understand a little bit more on you know, how this deal came about and maybe also a little bit on your projections. So first off, I guess yeah, maybe if you could elaborate on you know, how this transaction kind of came about and what the benefits are. I mean, obviously other than listing and driving more float into the beverage can business. And then secondly, on your projections, could you just kind of highlight how the $1.8 billion investment program translates to EBITDA growth over the next couple of years? Maybe you can just provide a little bit more detail on that doubling of EBITDA that you see, you know, by 2024. Thanks.

Paul Coulson:       if I could, first of all deal with the projections point, right, I think the best thing for you to do there is to look at the investor presentation, which is included in the papers that were filed with the SEC this morning, and that will give you all the information you need there. That sets out everything  in great detail the investment, the projections on the timing of the EBITDA growth, bar saying what I’ve said already, which is that it more than doubles into periods of 2024. But you’ll see there in those projections, that’s the best way for you to look at them.

In relation to how does the deal come about, we’ve obviously been looking at ways over a longer period of time as to how we might improve shareholder value and unleash the value of the assets, which we have, because we believe that the market has not recognized the — and I think today’s transaction is ample evidence of that —value of the of the beverage can business. And we wanted to bring to the public markets a fast-growing pure play beverage can business which is a leading global player in the US, Europe and Brazil with great ESG qualities, within the clear roadmap to double Adjusted EBITDA because of its investment program, of the attached customer contracts, and clearly with an intent for us to remain the major shareholder, but also to release value for our shareholders in Ardagh, which this does.

And we intend also to use proceeds to reduce debt. So, from our perspective, this was quite a compelling transaction. We decided to go down the SPAC route for a number of reasons. One, because we wanted to make sure that we raised enough equity in the IPO SPAC process, have a good sizeable free float - and if we have an exchange offering, it will get bigger. Secondly, we wanted to be able to use projections to show the markets where our business was traveling to. And you’ll see that when you look at the projections I referred to earlier, and you can do that with the SPAC structure, which you can’t in a regular way IPO. Thirdly, we wanted to know, well, what was the terms of the deal going to be before we went out public with this. And fourthly, we liked the speed of the process, and we also liked the more efficient communication with the sidecar or PIPE investors that have agreed to subscribe for shares in the deal. So that’s the background to the deal.

Arun Viswanathan:     Great. Thank you.

Operator:               We’ll take our next question from Travis Edwards with Goldman Sachs.

Travis Edwards:   Hey good morning, thanks for the time. Just wanted a little bit more clarity on the debt reduction. Just wanted to confirm, you’ve mentioned $800 million of those 2025s is callable, and then another billion going towards debt reduction US dollar denominated. As far as the debt that you’re looking at and timing, you know — I don’t see any other debt that’s callable this year. So, is it safe to assume that you’d be tendering for other pieces or parts of the capital structure?

Paul Coulson:       $2 billion will be spent you know, redeeming debt in one form or other, and the $800 million is obviously spelled out because it’s callable. The other bonds will be likely secured US dollar bonds. We haven’t worked out the exact details yet.

Travis Edwards:   Got it. And then on the on the balance, that $1.4 billion used for shareholder distribution, just wondering how — if you could provide any color on sort of how this affects, sorry, your RP basket, the OpCo upstreaming cash to the HoldCo, if all that is going to shareholder distribution, can you just parse out sort of the moving pieces there, as far as what’s going toward you know, those HoldCo notes and what’s actually going towards to shareholders at the end of the day?

Paul Coulson:       Well, you know, we haven’t worked that out either yet. We’re just flagging there. That’s something we will probably do later in the year. Obviously, to the extent that any dividends go to the HoldCo, half of those dividends will be used to repay HoldCo debt. But we haven’t yet quantified how much would be general corporate purposes, how much could be distribution. That we will look at later in the year when we see how the world is and where everything is going.

Travis Edwards:   Lastly, if you did want to pay that or upstream that entire $1.4 billion, do you have the capacity to do so pro forma for this transaction?

Paul Coulson:       Well you know, we have different you know, baskets. We have our RP basket, which is about $640 million at the moment and then we have the, you know, the five and a quarter test as well in our bonds. So, there are a number of things. Clearly, we won’t be paying an amount which we of can’t pay. We’ll obviously be able to do what we can do within the confines of our restricted payments baskets.

Travis Edwards:   Awesome. Just wanted to run those details. I appreciate that. Thanks so much.

Paul Coulson:       Thank you.

Operator:               We’ll now take a question from Mark Wilde with bank of Montreal.

Mark Wilde:         Good morning, Paul.

Paul Coulson:       Morning, Mark. How are you?

Mark Wilde:         Good, good. I’ve got a few questions here first, just on the financials. You’ve got that pro forma adjusted EBITDA for this year of $701 million and then an adjusted EBITDA forecast of $650 million ish. Can you just bridge that $50 million for us?

Paul Coulson:       It’s basically Mark, it’s the run-rate EBITDA that would come from projects which are finished by the time this transaction closes in May. You’ll see it’s defined carefully in the projections that I referred to in one of the answers to the earlier questions, the material we filed with the SEC. That’s the difference.

Mark Wilde:         So it’s basically just assuming that those projects ran for the full year this year, and you got all the benefits from that, is that correct?

Paul Coulson:       That’s it.

Mark Wilde:         Okay and then if we look at AMP over the next couple of years, if we consider both the growth capex, which I think is $800 million and $600 million in the two years, and then you add in maintenance capex in the beverage can business ones, what are the total capex numbers for the two years?

Paul Coulson:       Well the maintenance capex is about $100 million a year, in the early years. It rises a bit later as we get a bigger estate of plants to about $110 million, I think. But the early years, you can assume around $100 million. So, then you can add the other numbers to that, Mark.

Mark Wilde:         And then is it possible to kind of go from there to talk about sort of the incremental debt that will have to be raised at the AMP level to fund the net capital outflow over the next year or two?

Paul Coulson:                    No, I think you will find that what we will do is we will do a bit of over-funding of about $350 million, $400 million, maybe a little bit more at up the start, Mark, as on the net debt we talked about and that will be sufficient with free cash flow generation to fund the program going forward. The investments are highly cash generative. They start to pay off cash quite quickly. To the extent that, you know, we increased the size of the investment program or needed something for some reason or other, you know, the market is available to us, debt markets available to us, you know, we will still keep our leverage within the three to 3.5 times leverage  that I mentioned earlier.

Mark Wilde:                            Okay. Then there has been a shift this morning. You know, initially when you got this business, you talked about really sticking to kind of Europe, North America and Brazil. And today you’re kind of, you’re casting a wider geographic net for the business. I wondered if you could just talk a little bit about that and, you know, if there are any kind of particular markets that you think are interesting for the company. I also see that you’ve kind of, you’ve excluded China and India from the global map.

Paul Coulson:                    Yeah, look, I think this is something we’re starting to look at. And the way we will approach this as very carefully and you know, looking at various pockets around the place, but it’s in preliminary stages. And what we will do is tend to move into other jurisdictions with our customers. I think, you know, it will be a slow process and a careful process, but one which will take us there where, you know, obviously we have these discussions with our customers all the time. You know the bigger customers have very strategic relationships with us and have needs in certain territories and that’s the way we’ll approach it. There’s nothing in the pipeline immediately. It’s just flagging that that’s something that we will, we are starting to, think about and look at.

Mark Wilde:                            Okay. The last one I have is for Oliver, and that is, you know, there’s clearly — there’s been a lot of value created here since this business was acquired out of Ball about five years ago. I’m just curious, some of that value creation is just, you know, higher multiples on beverage can assets, but I’m also just curious, what are the two or three kind of key changes you’ve made in how you manage the business versus what was going on over at Rexam?

Oliver Graham:            Yes, so thanks Mark. I think that the business was well managed in Rexam and Ball days. You know, it’s obviously Ball Europe and Rexam US and Ball Brazil. So, it was a well-managed business with good assets and good people. I think we’ve done two or three things. I think we’ve significantly changed the customer mix, the diversification. I think Paul mentioned it earlier particularly in North America and targeted some high growth spaces and some high-growth customers. I think we’ve targeted the specialty can growth that’s in the market. And obviously that has a positive benefit on our margins.

And then I think, you know, we’ve taken advantage of some strategic customer positions and we’ve, I think, used well the glass/metal position across the two sides of the house to be meaningful with big customers. So I think there’s two or three things that we’ve been able to do. Obviously, we spent a lot of time integrating the business and putting in place common processes and ways of working that give us the platform for this next stage of growth.

Mark Wilde:                            Okay. Very good. I’ll turn it over.

Paul Coulson:                    Thank you.

Operator:                                            Our next question will come from Roger Spitz with Bank of America.

Roger Spitz:                              Thank you and good afternoon. First on the RP basket, I think I heard $640 million and for the detailed, does that include both the combination of both the so-called builder basket plus the general RP basket? Or is it just the builder basket?

Paul Coulson:                    That’s the builder basket.

Roger Spitz:                              Okay and as of December, you had about $505 million of off-balance sheet receivable securitization. How much of that would go with metal packaging, which I’m assuming is not part of the  $2.65 billion debt raise?

Paul Coulson:                    David, would you deal with that?

David Matthews:  Yeah, about $300 million Roger.

Roger Spitz:                              Thank you very much.

Operator:                                            We’ll take our next question from Bob Amenta with JPMorgan.

Bob Amenta:                      Thank you. Just a couple of questions from an Ardagh bondholder perspective. So, if I’m looking at this right, Ardagh RemainCo, basically the glass packaging business, you know, does $610 million, maybe it does $650 million this year. So from a cashflow perspective at that business, capex I mean, even it with $2 billion of debt being repaid, maybe interest drops to $200 million, give or take you’re still, I assume, going to pay out the dividend that what it is, which is $140 million. What will the cashflow look like at that business? Will it get any cash from AMP going forward or because it seems pretty thin?

Paul Coulson:                    I think what we’ll do is give guidance in relation to the glass business and the remaining assets at a later stage. But I think we envisaged that AMP will not pay dividends this year, but that in future years it will pay dividends. And we will obviously make sure that whatever we’ve done with glass, that glass will be able to expand and that glass will be able to generate free cash flow and have free cash flow within AGSA..

I mean, the bond holders at AGSA benefit greatly, of course, from having a very valuable stake in in AMP. They also have the stake in Trivium and they also have 100% of the glass business, but we’ll come back with guidance that you know, is in a few months’ time when the deal has come through, okay?

Bob Amenta:                      Right, okay. Thank you.

Operator:                                            Our next question will come from Addison Maier with Janus.

Addison Maier:            Thanks for doing the call. Congrats on the deal. It seems like it kind of helps you guys with a few of the things you’ve been trying to do over the years. I had a question around ARD Fin a little bit more to the extent you can talk about that. Is it right that the 80% share that Ardagh has in AMP is going to be … will also secure the ARD Fin notes now? And then secondly, can you just confirm that you are going to continue to cash pay the ARD Fin notes?

Paul Coulson:                    The answer is we will continue to cash pay the ARD Fin notes, and secondly, there will be no security over the AMP shares for the ARD Fin holders, because it’s owned by Ardagh Group SA and will remain owned by Ardagh Group SA.

Addison Maier:            Okay. So it’s like indirect.

Paul Coulson:                    Yes, it’s a subsidiary of Ardagh. And we intend as we’ve said to keep majority control of it, okay?

Addison Maier:            Yep. Okay. And so is there like a path over time for some of the private — the individual shareholders of our Ardagh, kind of the legacy shareholders —

Paul Coulson:                    I’m sorry, you’re breaking up there. Addison, could you just go again?

Addison Maier:            Sorry. Is there a path over time for some of the legacy individual shareholders of Ardagh to kind of free up their shares through this transaction or is that still kind of dependent on what happens with the ARD Fin notes over time?

Paul Coulson:                    I think that’s something not for the immediate future. I think it’s something in the medium term. That’s something we’ll look at later. You know, as I said earlier, we will look at returning some capital to those shareholders later in the year but, at the same time, reducing the HoldCo  notes , which is  the basis in which we have that agreed. You know, obviously that’s something we will look at in due course. This was a key step in unlocking considerable value in Ardagh, which we’ve seen as being hidden within Ardagh, the value of the beverage can business. So, we’ll start there. The next step then we’ll have a look and see whether we could affect an exchange offering that works. And then we will start to turn our attention to matters such as the HoldCo that you referred to - a return of capital to the HoldCo shareholders.

Addison Maier:            Okay. Thank you. Congrats.

Paul Coulson:                    Thank you.

Operator:                                            We’ll now take our next question from Song Wang with KKR.

Song Wang:                              Hi, good morning. Thanks for taking my questions. Just with respect to the $2 billion of proceeds you’re planning to use to repay debt, does that include or exclude the $800 million tender for the 2025 unsecured bonds?

Paul Coulson:                    That includes it.

Song Wang:                              Great. And then with respect to the remaining proceeds, is the idea that within the secured debt, you would kind of prioritize, you know, working through the front dated maturities?

Paul Coulson:                    We haven’t worked out yet exactly what we’re going to do. I think we’ve indicated possible types of securities. It’s likely to be secured if they are the dollars. But we haven’t made a firm decision yet on that.

Song Wang:                              Great. Thank you.

Paul Coulson:                    Thank you.

Operator:                                            Now, as I reminder, that is star one, if you would like to ask a question and our next question will come from Richard Kus with Jefferies.

Richard Kus:                         Hey Paul, just a quick one. On the remaining glass business, can you maybe provide your views what’s the optimal level of leverage you’d like on the Opco there?

Paul Coulson:                    We haven’t made a firm decision on that yet, Richard. I think as I said to an earlier question, you know, we’ll look at this whole area of guidance going forward when we’ve completed departure on a separate basis. I mean, I repeat what I said then. It’s a slightly, you know, the credits and it does contain also besides the EBITDA of glass, et cetera, it does contain obviously a very valuable 80% stake in in AMP. And you know, we envision that AMP will pay dividends from next year on. It’s something that we’ll come back to you guys with at a later stage.

Richard Kus:                         Understood. I appreciate it. Thank you.

Paul Coulson:                    Thank you.

Operator:                                            And our next question will be from Nitin Dias with QIA

Nitin Dias:                                       Good morning gentlemen. But just wanted to clarify one point on with regards the ARD Fin bonds. You did refer to an exchange offering if that works. I guess, is the assumption that once the 50% of the dividends have been pushed upstairs used to tender or buy back some of the bonds, you will look to push those bonds downstairs and optimize your capital structure and have everything at kind of the OpCo level?

Paul Coulson:                    We have no intention of doing that at all. The exchange offering I was referring to, by the way, was the Class A shares, the equity or the public equity held in AGSA. And there’s no intention of you know, if we pay dividends up to the HoldCo, under the terms of those bonds, half of that goes to the HoldCo bond holders to reduce the debt there. But we have no intention whatsoever of bringing those bonds down into an Opco structure.

Nitin Dias:                                       Thank you.

Paul Coulson:                    Thanks.

Operator:                                            And it appears there are no further telephone questions. I’d like to turn the conference back over to Mr. Coulson for any additional or closing remarks.

Paul Coulson:                    Thank you everyone for joining us today. I appreciate your time and we look forward to talking to you again with our Q1 results. And hopefully we’ll be working towards getting this merger, which we think is very advantageous to all our stakeholders, be they bond holders or equity holders in Ardagh. So thanks very much, indeed.

Operator:                                            And once again, that does conclude today’s conference. We thank you all for your participation. You may now disconnect.

****************

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) that will constitute a prospectus of AMPSA and include a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document relates to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.